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                            August 25, 2023

       Xin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 2 to
Annual Report on Form 20-F
                                                            Filed August 21,
2023
                                                            File No. 001-41291

       Dear Xin Wang:

              We have reviewed your August, 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 15, 2023 letter.

       Amendment No. 2 to Annual Report on Form 20-F, filed August 21, 2023

       Item 3. Key Information, page 1

   1. We note the changes you made to your disclosure appearing in the Risk Factors section of your amended annual
report for the fiscal year ended December 31, 2022 relating to legal and operational risks
associated with operating in China and PRC regulations. The annual report discloses
information as of your fiscal year ended December 31, 2022 and it is unclear to us that
there were changes in the regulatory environment in the PRC for the period covered by the
report warranting revised disclosure to mitigate the challenges you face and related
disclosures. The Sample Letters to China-Based Companies sought specific disclosure
relating to the risk that the PRC government may intervene in or influence your
operations at any time, or may exert control over operations of your
 Xin Wang
Meihua International Medical Technologies Co., Ltd.
August 25, 2023
Page 2
      business, which could result in a material change in your operations and/or the value of the securities you have registered for sale. We remind you that, pursuant to federal
      securities rules, the term    control    (including the terms
controlling,       controlled by,    and
         under common control with   ) as defined in Securities Act Rule 405
means    the
      possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities,
      by contract, or otherwise.    The Sample Letters also sought specific
disclosures relating to
      uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Because your revised disclosure has
      removed references to the PRC government   s power to exercise
significant oversight and
      discretion over the conduct of your business, the level of government involvement in the
      Chinese economy, and the risk factors captioned    PRC   s economic,
political and social
      conditions, as well as changes in any government policies, laws and regulations, could
      have a material adverse effect on our business    and    Uncertainties
with respect to the
      PRC legal system could adversely affect us,    we do not believe that
your revised
      disclosure conveys these risks. We also note that your disclosure in the Key Information
      Related to Doing Business in China    section at the outset of Item 3
continues to reference
      the risk factors that were removed in your latest amendment. We further note your revision noting that you may not be able to effectively protect your intellectual property
      rights or to enforce your contractual rights in China    or in other
jurisdictions.    However,
      you disclose that Meihua is not a Chinese operating company but a Cayman Islands holding company with all operations conducted by its subsidiaries located in mainland
      China. Please disclose the other jurisdictions where you hold intellectual property. Please restore your disclosures in these areas to the disclosures as they existed in your annual report as of July 3, 2023.
       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                            Sincerely,

FirstName LastNameXin Wang                           Division of Corporation
Finance
                                                     Office of Industrial
Applications and
Comapany NameMeihua International Medical Technologies Co., Ltd.
                                                     Services
August 25, 2023 Page 2
cc:       Megan J. Penick, Esq.
FirstName LastName